Exhibit 21.1

Name	Jurisdiction of Incorporation/Organization
Demandware Securities Corp.	Massachusetts
Demandware Hong Kong Limited+	Hong Kong
Demandware E-Commerce (Shanghai) Ltd*	China
Demandware Australia Pty Ltd.*	Australia
Demandware UK Limited	United Kingdom
Demandware GmbH	Germany
Demandware S.A.R.L	France
CQuotient, Inc.	Delaware
Tomax Corporation	Delaware
Tomax India Software Private Limited**	India
Demandware K.K.***	Japan
Demandware AB	Sweden
Demandware S.r.l.	Italy
Demandware Netherlands Co. B.V.	Netherlands
Demandware B.V.****	Netherlands
Demandware Equipment Co. B.V.****	Netherlands

*	This entity is a wholly-owned subsidiary of Demandware Hong Kong Limited.
**	This entity is a wholly-owned subsidiary of Tomax Corporation, except that one share is held by Demandware, Inc.
***	This entity is a joint venture, 75% of which is owned by Demandware, Inc.
****	This entity is a wholly-owned subsidiary of Demandware Netherlands Co. B.V.
+	This entity has a branch office in Korea.